UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 May 2018
Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo launches and prices four-tranche $2 billion fixed and floating rate USD denominated bonds

Diageo, a global leader in beverage alcohol, yesterday launched and priced an SEC-registered $2 billion bond transaction consisting of $500 million floating rate notes due May 2020; $500 million 3.000% notes due May 2020; $500 million 3.500% notes due September 2023; and $500 million 3.875% notes due May 2028.  The issuer of the bonds is Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc.

Barclays, BofA Merrill Lynch, Goldman Sachs & Co. LLC and UBS Investment Bank were joint active book-running managers. Proceeds from this issuance will be used for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the United States Securities and Exchange Commission (SEC) by Diageo plc, Diageo Capital plc and Diageo Investment Corporation.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free on 888-603-5847 or by emailing Barclaysprospectus@broadridge.com; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC  28255-0001, Attn: Prospectus Department or by emailing dg.prospectus_requests@baml.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, toll-free on 866-471-2526, facsimile on 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019; Attn: Prospectus Department, or toll-free on 888-827-7275.

For further information please contact:

Investor Relations: Andrew Ryan                                           +44 (0) 20 8978 6504
                                                                                                 investor.relations@diageo.com

Media Relations: Bianca Agius                                               +44 (0) 20 8978 1450
                                                                                                 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These  ‘brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.’

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 16 May 2018

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary